Exhibit 99.4

TOYO Co., Ltd Announces Unaudited Second Quarter and First Half 2026 Financial Results

TOKYO, Japan, August 19, 2026 – TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF) (“TOYO,” “we” or the “Company”), a solar solution company, today announced its unaudited financial results for the second quarter of 2026 and the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	2.6 GW of solar cells delivered, an increase of 62.5% year-over-year

●	191.5 MW of solar modules delivered; module production capacity had not yet come online in the first half of 2025

●	Revenues of $261.0 million, an increase of 87.6% year-over-year

●	Net income of $45.8 million, compared to $2.5 million in the first half of 2025, an increase of 1,731.6% year-over-year

●	EBITDA (Non-GAAP) of $82.1 million, compared to $21.5 million in the first half of 2025, an increase of 282.3% year-over-year

●	Adjusted EBITDA (Non-GAAP) of $82.3 million, compared to $22.8 million in the first half of 2025, an increase of 260.2% year-over-year

●	Adjusted Net Income (Non-GAAP) of $46.0 million, compared to $3.9 million in the first half of 2025, an increase of 1,090.6% year-over-year

●	Earnings per share, basic and diluted, of $1.21 and $1.20, respectively, compared to $0.08 in the first half of 2025

●	Raised approximately $52.6 million in aggregate net proceeds from a registered direct offering and at-the-market offerings during the first half of 2026

“We are very pleased with our first-half 2026 results, which reflect the continued strength of our global manufacturing platform and the growing demand we’re seeing across our markets,” said Takahiko Onozuka, Chairman and CEO of TOYO. “Following the recent policy movement, we do expect an impact on our second-half results, though the magnitude is not yet certain, as we are currently in discussion with the Department of Commerce on a framework that would help address it. We will provide further updates as more clarity emerges.”

“TOYO supports building a secure, competitive American solar supply chain, and we’re putting capital behind it,” said Rhone Resch, Chief Strategy Officer of TOYO. “That includes our integrated solar manufacturing campus in Humble, Texas, in the greater Houston area, comprising our 2 GW solar module facility and the new 1.5 GW advanced heterojunction (HJT) solar cell facility on the same site. We are working with the Department of Commerce on an investment offset that would support this buildout while keeping cell supply available to U.S. solar module makers. TOYO remains committed to growing U.S. solar manufacturing, supporting American jobs, and building a secure, non-FEOC (Non-Foreign Entity of Concern) supply chain.”

Recent Developments

●	Registered Direct Offering: On June 25, 2026, the Company closed a registered direct offering with certain institutional investors for gross proceeds of $50.0 million and net proceeds of approximately $47.1 million.

●	At-the-Market Offering: As of June 30, 2026, the Company had raised approximately $5.5 million in net proceeds from at-the-market offerings under its at-the-market equity program with Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC.

●	Russell Index Inclusion: Effective following the June 2026 annual reconstitution, TOYO was added to the Russell 3000® Index and the Russell Microcap® Index.

●	CFO Transition: Effective July 1, 2026, Yasunari Harada was appointed Chief Financial Officer, succeeding Taewoo (Raymond) Chung who resigned effective June 30, 2026.

●	Section 45X Tax Credit Eligibility: Toyo Solar Texas LLC expects to qualify for Section 45X Advanced Manufacturing Production Credits for the tax year 2025, based on a third-party tax compliance analysis announced on July 21, 2026.

●	“Houston-Area Module Capacity Expansion: Construction of the Company’s second 1 GW solar module production line at its Humble, Texas facility, in the greater Houston area, is nearing completion, with production expected to begin in September 2026. Once operational, this will bring TOYO’s total solar module manufacturing capacity at that site to approximately 2 GW.

●	HJT Cell Manufacturing Line: TOYO’s previously announced 1.5 GW advanced HJT solar cell manufacturing line — a $357 million investment, located on the same Humble, Texas site as the Company’s solar module plant — is progressing on schedule. TOYO reaffirms that the line will enter pilot production no later than the first quarter of 2028.

●	Section 232 Polysilicon Determination: TOYO welcomed the Section 232 determination of the Trump Administration on polysilicon, reaffirming TOYO’s $357 million HJT facility investment in Humble, Texas.

Unaudited Second Quarter 2026 Results

Revenues for the second quarter of 2026 were approximately $118.2 million, an increase of 35.0% from $87.6 million in the same period in 2025, primarily reflecting approximately $31.7 million of solar module sales contributed during the second quarter by the Company’s newly operational module facility in Texas.

Cost of revenues was approximately $81.2 million for the second quarter of 2026, compared to $69.3 million for the same period in 2025.

Gross profit was approximately $37.0 million for the second quarter of 2026, an increase of 102.2% compared to $18.3 million for the same period in 2025. Gross margin improved to 31.3% for the second quarter of 2026 from 20.9% in the second quarter of 2025.

Total operating expenses increased to approximately $14.4 million for the second quarter of 2026 from $7.3 million for the same period in 2025.

●	Selling and marketing expenses were $1.6 million for the second quarter of 2026, compared to $2.1 million for the same period in 2025.

●	General and administrative expenses were $12.8 million for the second quarter of 2026, compared to $5.3 million for the same period in 2025.

Income from operations was approximately $22.6 million for the second quarter of 2026, compared to $10.9 million for the same period in 2025.

Net income was approximately $17.4 million for the second quarter of 2026, compared to $6.2 million for the same period in 2025.

Net income attributable to TOYO’s shareholders was $17.4 million for the second quarter of 2026, compared to $6.7 million for the same period in 2025.

Earnings per share, basic and diluted, for the second quarter of 2026 were $0.46 and $0.45, respectively, compared to $0.16 for both basic and diluted in the same period in 2025.

Unaudited First Half 2026 Results

Revenues for the six months ended June 30, 2026 were approximately $261.0 million, an increase of 87.6% from $139.1 million in the same period in 2025. The increase was primarily driven by higher solar cell and solar module revenue, including a 153.9% increase in sales to end customers in the United States, which represented $210.5 million, or approximately 80.7%, of first-half revenue.

Cost of revenues was approximately $176.2 million for the first half of 2026, compared to $116.0 million for the same period in 2025.

Gross profit was approximately $84.7 million for the first half of 2026, an increase of 267.0% compared to $23.1 million for the same period in 2025. Gross margin improved to 32.5% for the first half of 2026 from 16.6% in the first half of 2025, primarily reflecting expanded production capacity and improved production efficiencies.

Total operating expenses increased to approximately $25.9 million for the first half of 2026 from $13.4 million for the same period in 2025.

●	Selling and marketing expenses were $3.6 million for the first half of 2026, compared to $2.5 million for the same period in 2025.

●	General and administrative expenses were $22.3 million for the first half of 2026, compared to $10.9 million for the same period in 2025, primarily reflecting the scale-up of operations at the Company’s Houston module facility and increased headcount to support growth.

Income from operations was approximately $58.8 million for the first half of 2026, an increase of 507.9% compared to $9.7 million for the same period in 2025.

Net income was approximately $45.8 million for the first half of 2026, compared to $2.5 million for the same period in 2025.

Net income attributable to TOYO’s shareholders was $45.8 million for the first half of 2026, compared to $3.5 million for the same period in 2025.

Earnings per share, basic and diluted, of $1.21 and $1.20, respectively, compared to $0.08 in the first half of 2025.

For the six months ended June 30, 2026, the Company generated cash from operations of $61.4 million and incurred capital expenditures of $27.8 million.

As of June 30, 2026, the Company had $123.4 million in cash and restricted cash (including non-current restricted cash), compared to $58.9 million as of December 31, 2025. As of June 30, 2026, cash and cash equivalents were $103.5 million, with $6.6 million in current restricted cash and $13.4 million in non-current restricted cash, primarily securing letters of credit and bank facilities.

Business Outlook

“The current dynamic policy environment presents both challenges and opportunities for our business. We are in constructive discussions with the Department of Commerce on the Section 232 framework, and we are working toward a favorable outcome that would limit impact on our results — though we will not know the final terms until those discussions conclude,” said Takahiko Onozuka, Chairman and CEO of TOYO.

“We remain confident in the underlying strength of our business, and we continue to execute on our U.S. manufacturing strategy. Our second module production line at our Humble, Texas campus in the greater Houston area is on track to begin production in September, bringing total module capacity there to approximately 2 GW, while our 1.5 GW HJT cell facility on that same site is progressing on schedule and we reaffirm that it will enter pilot production no later than the first quarter of 2028. Together, these investments mark real progress toward a larger, increasingly integrated U.S. manufacturing platform built to meet growing demand for high-performance solar products,” said Takahiko Onozuka, Chairman and CEO of TOYO.

“The recent Section 232 proclamation reinforces the importance of this strategy. We believe TOYO’s module operations, planned HJT capacity, use of American polysilicon, and broader non-FEOC supply chain align closely with the Trump Administration’s onshoring goals. While near-term implementation details remain uncertain, we view the policy direction as supportive of TOYO’s long-term position in the U.S. market,” said Rhone Resch, Chief Strategy Officer of TOYO.

Conference Call

TOYO will host a webcast and conference call to discuss its second quarter and first half 2026 results on August 19, 8:30 am ET. A live webcast and slide presentation will be available on TOYO’s investor relations website in the “Events” section at investors.toyo-solar.com.

The dial-in numbers for the conference call are expected to be:

●	Participant Toll-Free Dial-In Number: (800) 715-9871

●	Participant Toll Dial-In Number: +1 (646) 307-1963

●	Japan – Tokyo: +81.3.4578.9081

●	Conference ID: 4590776

Live Webcast: https://events.q4inc.com/attendee/998298548

Exchange Rate Information

This announcement contains translations of certain Vietnamese Dong (“VND”) amounts into U.S. dollars solely for the reader’s convenience. The VND exchange rate for balance sheet items, except for equity accounts, was VND 26,311 to US$1.00, the exchange rate as of June 30, 2026. Translations related to items in the statements of operations and comprehensive income and statements of cash flows from VND to U.S. dollars are made at a rate of VND 26,250 to US$1.00, the average exchange rate for the six months ended June 30, 2026. The Company makes no representation that the VND or U.S. dollar amounts referenced could be converted into U.S. dollars or VND, as the case may be, at any particular rate or at all.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufacturing facilities, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the Securities and Exchange Commission (the “SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aumadvisors.com
Tel: (646) 652-7185

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA, Adjusted EBITDA and Adjusted Net Income, have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). TOYO believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to TOYO’s financial condition and results of operations. TOYO’s management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. TOYO believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare TOYO’s financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors.

Management of TOYO does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses such as share-based compensation and changes in fair value of contingent consideration and income that are required by GAAP to be recorded in TOYO’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review TOYO’s audited and unaudited financial statements filed with the SEC and not rely on any single financial measure to evaluate TOYO’s business, results of operations and financial condition.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues from related parties	$21,536,529	$14,566,338	$57,494,243	$25,087,488
Revenues from third parties	96,648,366	72,996,313	203,464,110	114,019,674
Revenues	118,184,895	87,562,651	260,958,353	139,107,162

Cost of revenues – related parties	(20,885,274)	(9,126,165)	(49,360,863)	(17,983,523)
Cost of revenues – third parties	(60,333,330)	(60,151,456)	(126,870,001)	(98,037,375)
Cost of revenues	(81,218,604)	(69,277,621)	(176,230,864)	(116,020,898)
Gross profit	36,966,291	18,285,030	84,727,489	23,086,264

Operating expenses
Selling and marketing expenses	(1,564,629)	(2,074,792)	(3,572,021)	(2,530,879)
General and administrative expenses	(12,846,480)	(5,268,587)	(22,330,242)	(10,878,506)
Total operating expenses	(14,411,109)	(7,343,379)	(25,902,263)	(13,409,385)

Income from operations	22,555,182	10,941,651	58,825,226	9,676,879

Other expenses
Interest income (expenses), net	278,102	(1,197,987)	(507,158)	(1,777,036)
Other expenses, net	(1,392,802)	(392,200)	(2,932,052)	(759,865)
Changes in fair value of contingent consideration payable	—	(941,764)	—	(1,341,794)
Total other expenses, net	(1,114,700)	(2,531,951)	(3,439,210)	(3,878,695)

Income before income taxes	21,440,482	8,409,700	55,386,016	5,798,184

Income tax expenses	(4,030,918)	(2,191,989)	(9,565,248)	(3,296,448)
Net income	17,409,564	6,217,711	45,820,768	2,501,736
Less: net loss attributable to noncontrolling interests	—	(502,522)	—	(965,275)
Net income attributable to TOYO Co., Ltd.’s shareholders	$17,409,564	$6,720,233	$45,820,768	$3,467,011

Other comprehensive loss
Foreign currency translation adjustment	(15,395)	(1,195,959)	(45,244)	(1,675,148)
Comprehensive income	$17,394,169	$5,021,752	45,775,524	826,588
Less: net loss attributable to noncontrolling interests	—	(502,522)	—	(965,275)
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$17,394,169	$5,524,274	45,775,524	1,791,863

Weighted average number of ordinary share outstanding– basic	38,193,043	34,480,116	37,937,402	34,040,373

Earnings per share – basic	$0.46	$0.16	$1.21	$0.08
Weighted average number of ordinary share outstanding– diluted	38,535,995	34,480,116	38,116,031	34,040,373
Earnings per share –diluted	$0.45	$0.16	$1.20	$0.08

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash	$103,467,022	$51,634,374
Restricted cash	6,576,827	714,245
Accounts receivable, net	15,406,535	11,253,459
Accounts receivable – related parties	—	494,695
Prepayments	10,075,305	25,407,080
Prepayments – a related party	—	72,264
Inventories, net	132,128,202	79,986,077
Other current assets	4,570,761	2,282,883
Total Current Assets	272,224,652	171,845,077

Non-current Assets
Restricted cash, non-current	13,375,915	6,511,407
Long-term prepaid expenses	6,747,346	6,834,162
Deposits for property and equipment	3,826,052	776,627
Property and equipment, net	206,577,123	220,648,149
Right of use assets	33,966,220	34,354,338
Deferred tax assets	36,044	178,107
Other non-current assets	820,781	285,954
Total Non-current Assets	265,349,481	269,588,744
Total Assets	$537,574,133	$441,433,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$25,674,455	$30,648,493
Accounts payable	63,065,077	52,376,724
Accounts payable – related parties	3,068,695	3,269,212
Contract liabilities	49,327,830	27,592,381
Contract liabilities – related parties	64,715,769	80,348,303
Income tax payable	24,779,716	15,386,467
Due to related parties	11,090	62,328,287
Other payable and accrued expenses	8,219,614	15,415,684
Lease liabilities, current	3,534,017	2,867,727
Long-term bank borrowings, current portion	—	5,471,119
Total Current Liabilities	242,396,263	295,704,397

Lease liabilities, non-current	34,028,802	34,474,040
Due to a related party, non-current	51,362,654	—
Total Non-current Liabilities	85,391,456	34,474,040
Total Liabilities	327,787,719	330,178,437

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 42,718,948 shares and 37,758,997 shares issued as of June 30, 2026 and December 31, 2025, and 42,718,948 shares and 36,712,040 shares outstanding as of June 30, 2026 and December 31, 2025, respectively)	4,272	3,671
Additional paid-in capital	81,534,872	28,779,967
Statutory reserves	100,000	—
Retained earnings	135,697,152	89,976,384
Accumulated other comprehensive loss	(7,549,882)	(7,504,638)
Total Shareholders’ Equity	209,786,414	111,255,384

Total Liabilities and Shareholders’ Equity	$537,574,133	$441,433,821

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Six Months Ended June 30,
	2026		2025
Net cash provided by operating activities		$61,439,429	$40,045,122

Cash flows from investing activities:
Purchase of property and equipment		(27,780,462)	(47,128,016)
Advances made to a related party		—	(67,393)
Net cash used in investing activities		(27,780,462)	(47,195,409)

Cash flows from financing activities:
Capital injection from shareholders		—	4,000,000
Proceeds from issuance of ordinary shares in connection with a registered direct offering		47,054,065	—
Proceeds from issuance of ordinary shares in connection with ATM		5,546,541	—
Proceeds from short-term bank borrowings		25,640,403	22,755,361
Repayment of short-term bank borrowings		(30,602,649)	(15,780,809)
Repayment of long-term bank borrowings		(5,479,664)	(7,051,681)
Proceeds of borrowings from a related party		—	22,725,000
Repayment of borrowings to a related party		(11,000,000)	—
Net cash provided by financing activities		31,158,696	26,647,871

Effect of exchange rate changes on cash and restricted cash		(257,925)	20,838
Net increase in cash and restricted cash		64,559,738	19,518,422
Cash and restricted cash at beginning of period		58,860,026	17,149,389
Cash and restricted cash at end of period		$123,419,764	$36,667,811

Supplemental cash flow information
Cash paid for interest expense		$1,671,463	$748,698
Cash paid for income tax		$18,430	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities		$1,230,418	$1,863,841
Payables related to purchase of property and equipment		$21,931,470	$19,328,018
Issuance of ordinary shares to settle contingent consideration payable	$		$5,958,794

Reconciliation of cash and restricted cash to the consolidated balance sheets:

	June 30, 2026	December 31, 2025
Cash	$103,467,022	$51,634,374
Restricted cash	6,576,827	714,245
Restricted cash, non-current	13,375,915	6,511,407
Total cash and restricted cash	$123,419,764	$58,860,026

Reconciliation of GAAP to Non-GAAP Measures** (Stated in US dollars)

	For the six months ended
	June 30, 2026	June 30, 2025

Reconciliation of Non-GAAP Measures
Net income	$45,820,768	$2,501,736

Income tax	$9,565,248	$3,296,448
Interest expenses	$507,158	$1,777,036
Depreciation and amortization	$24,523,769	$12,310,919
Amortization of right-of-use assets	$1,638,620	$1,514,384
Amortization of long-term prepaid expenses	$81,811	$83,575

EBITDA (Non-GAAP)	$82,137,374	$21,484,098

Adjustments
Share-based compensation	$154,900	$18,000
Changes in fair value of contingent consideration	-	$1,341,794

Adjusted EBITDA (Non-GAAP)	$82,292,274	$22,843,892

Reconciliation of Non-GAAP Net Income Operations
Net income	$45,820,768	$2,501,736
Share-based compensation	$154,900	$18,000
Changes in fair value of contingent consideration	-	$1,341,794

Adjusted Net Income (Non-GAAP)	$45,975,668	$3,861,530